QUEST CAPITAL CORP.

550 Burrard Street, Suite 1028, Bentall V,
Vancouver, British Columbia
V6C 2B5

July 19, 2010

Dear Quest Shareholder,

Re:	Substantial Issuer Bid and Special Meeting of Shareholders of Quest Capital Corp. (“Quest”)

This letter is being delivered to you with:

(1)

the Issuer Bid Circular of Quest dated July 19, 2010 (the “Bid Circular”) relating to the substantial issuer bid by Quest to repurchase up to Cdn$60 million in value of its currently issued and outstanding common shares from shareholders (the “Substantial Issuer Bid”); and

(2)

the Notice of Special Meeting of shareholders of Quest to be held on August 17, 2010 (the “Meeting”) and the Management Proxy Circular dated July 19, 2010 (the “Proxy Circular”). The Meeting is being held with respect to, among others, matters relating to the proposed restructuring of the business of Quest, the change in Quest’s lending strategy from real estate to natural resource lending, the rebranding and change of name of Quest, the investment in Quest by Sprott Inc. and its affiliates and certain related persons by way of a private placement, the entering into of a management services agreement and partnership agreement, and certain related matters in respect of Quest and its governance and management (the “Proposed Transactions”).

The Substantial Issuer Bid is not conditional upon the approval by the shareholders of the matters to be considered at the Meeting and the consummation of the matters to be considered at the Meeting is not conditional upon the successful completion of the Substantial Issuer Bid.

Substantial Issuer Bid

Please review carefully the accompanying Bid Circular with respect to the Substantial Issuer Bid that expires at 5:00 p.m. (Toronto time) on August 30, 2010, unless extended, varied or withdrawn by Quest. To deposit your common shares to the Substantial Issuer Bid, the accompanying Letter of Transmittal or, if necessary, the Notice of Guaranteed Delivery (both of which are included with the Bid Circular), must be completed and returned in accordance with the terms and conditions

PLEASE REVIEW CAREFULLY MATERIALS RELATING TO TWO SHAREHOLDER MATTERS: (1) SUBSTANTIAL ISSUER BID (2) SPECIAL MEETING OF SHAREHOLDERS

more fully set out under “Procedure for Depositing Shares” in the Offer to Purchase of the Bid Circular. If you wish to deposit your common shares under the offer and your share certificate is registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact such nominee in order to take the necessary steps to be able to deposit your common shares under the offer. If you are a participant of CDS Clearing and Depositary Services Inc. in Canada or the Depositary Trust Company in the United States, you should contact such depositary, or any other applicable depositary, to obtain instructions as to how you can deposit your common shares under the terms of the offer.

Special Meeting of Shareholders

Also, please review carefully the accompanying Proxy Circular with respect to, among others, matters relating to the Proposed Transactions which will be voted on at the Meeting to be held on August 17, 2010. Your vote is very important regardless of the number of common shares that you own. Only holders of common shares of record at the close of business on July 13, 2010 will be entitled to receive notice of, to attend and to vote at, the Meeting. Whether or not you plan to attend the Meeting, please participate by following the instructions set out in the Proxy Circular under the heading “General Proxy Information”.

On behalf of the directors and officers of Quest, I would like to express our gratitude for the continuing support of our shareholders.

Yours very truly,

“Brian E. Bayley”

Brian E. Bayley
President and Chief Executive Officer

PLEASE REVIEW CAREFULLY MATERIALS RELATING TO TWO SHAREHOLDER MATTERS: (1) SUBSTANTIAL ISSUER BID (2) SPECIAL MEETING OF SHAREHOLDERS